UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BIP Ventures Evergreen BDC

(Name of Subject Company (Issuer))

BIP Ventures Evergreen BDC

(Name of Filing Person (Offeror))

Shares of Beneficial Interest, Par Value $0.01 per share

(Titles of Classes of Securities)

N/A

(CUSIP Number of Shares of Beneficial Interest)

Todd Knudsen

Chief Financial Officer

BIP Ventures Evergreen BDC

3575 Piedmont Rd NE

Building 15, Suite 730

Atlanta, GA 30305

(404) 410-6476

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:

Blake E. Estes

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(332) 253-7778

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by BIP Ventures Evergreen BDC, a Delaware statutory trust (the “Company,” “our,” “we,” or “us,”) structured as an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company (a “BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), to purchase up to 245,851 Shares of Beneficial Interest, par value $0.01 per share (“Shares”). Purchases will be made upon the terms and subject to the conditions described in the Offer to Purchase, dated July 20, 2026 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit 99(a)(1)(i), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit 99(a)(1)(ii). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information included in the Offer to Purchase and the related Letter of Transmittal are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit 99(a)(1)(i), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address: The name of the subject company is BIP Ventures Evergreen BDC. The address of its principal executive office is 3575 Piedmont Rd NE, Building 15, Suite 730, Atlanta, GA 30305, and its telephone number is (404) 410-6476.

(b) Securities: the subject securities are shares of the Company’s Shares of Beneficial Interest. As of July 17, 2026, there were 5,111,825 shares outstanding.

(c) Trading Market and Price: There is no established trading market for the Company’s Shares.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address: The name of the filing person, which is also the subject company, is BIP Ventures Evergreen BDC. The address of its principal executive office is 3575 Piedmont Rd NE, Building 15, Suite 730, Atlanta, GA 30305, and its telephone number is (404) 410-6476. The information set forth in Section 8 (“Certain Information Concerning Us”) and Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Background and Purpose of the Offer”), Section 2 (“Offer to Purchase and Price”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Amount of Tender”), Section 5 (“Withdrawal Rights”), Section 6 (“Purchases of Shares and Payment of Purchase Price”), Section 7 (“Certain Conditions of the Offer”), Section 9 (“Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain U.S. Federal Income Tax Consequences”), Section 11 (“Extension of the Offer; Termination; Amendment”), Section 12 (“Fees and Expenses”) and Section 13 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b) Purchases: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Interests of Directors and Executive

Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Agreements Involving the Subject Company’s Securities: The information set forth in Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Background and Purpose of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired: The information set forth in Section 2 (“Offer to Purchase and Price”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans: The information set forth in Section 2 (“Offer to Purchase and Price”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Offer to Purchase and Price”) and Section 6 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions: Not applicable.

(d) Borrowed Funds: Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership: The information set forth in Section 9 (“Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions: The information set forth in Section 9 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations: The information set forth in Section 12 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 13 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information: The information in the Offer to Purchase, the related Form of Letter of Transmittal, Form of Promissory Note, Form of Notice of Withdrawal of Tender and Form of Notice of Acceptance of Shares, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) through (a)(1)(v), respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(i)	Offer to Purchase, dated July 20, 2026.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Promissory Note.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Form of Notice of Acceptance of Shares.

(a)(5)(i)	Form of Shareholder Email, dated July 20, 2026.

107	Filing Fee Exhibit.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BIP VENTURES EVERGREEN BDC

By:	/s/ Mark Buffington
Name: Mark Buffington
Title: CEO and Chairman of the Board of Trustees

Dated: July 20, 2026